SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 18, 2007
Commission File No. 0-28578
DASSAULT SYSTEMES S.A.
(Name of Registrant)
9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:
Dassault Systèmes S.A. is furnishing under cover of Form 6-K a press release dated April 18, 2007 announcing the Independent Public accountants' Fees Paid by Dassault Systèmes in 2006.

Independent public accountants' fees paid by
Dassault Systemes in 2006

Paris, France, April 18, 2007 – Dassault Systèmes (DS) (Nasdaq: DASTY ; Euronext Paris: #13065, DSY.PA) reported today the independent public accountants’ fees received by the Auditors of Dassault Systèmes in 2006, according to articles 221-1 and 222-8 of the General Regulation of the Autorité des Marchés Financiers.
	PricewaterhouseCoopers				Ernst & Young
	Amount		%		Amount		%
	2006	2005	2006	2005	2006	2005	2006	2005
Audit
Audit opinion, review of statutory and consolidated financial statements (1):
- Issuer	1,127,849	355,000	34.6%	20.8%	165,000	164,200	51.6%	50.5%
- Other consolidated subsidiaries	1,673,689	560,008	51.4%	32.8%	25,156	92,783	7.9%	28.6%
Other audit-related services (2):
- Issuer	288,000	175,493	8.8%	10.3%	2,020	35,150	0.6%	10.8%
- Other consolidated subsidiaries	125,506	567,262	3.9%	33.2%	2,850	8,500	0.9%	2.6%
Subtotal	3,215,044	1,657,763	98.7%	97.0%	195,026	300,633	61.0%	92.5%
Other services
Legal, tax, social (3)	42,028	51,078	1.3%	3.0%	124,471	24,276	39.0%	7.5%
Subtotal	42,028	51,078	1.3%	3.0%	124,471	24,276	39.0%	7.5%
Total	3,257,072	1,708,841	100.0%	100.0%	319,497	324,909	100.0%	100.0%

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits, consents, attest services, and services provided in connection with documents filed with the SEC and the French market authorities (AMF).The increase in fees in 2006 relates mainly to the audit of internal control pursuant to Section 404 of the Sarbanes Oxley Act.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include due diligence services related to acquisitions, consultations concerning financial accounting and reporting standards, attestation services not required by statute or regulation, information system reviews.
(3)Tax Fees include fees billed for tax compliance services, including the review of tax returns and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 18, 2007	By:	/s/ Thibault de Tersant

Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration